EXHIBIT 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ARTIO GLOBAL INVESTORS INC.

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ARTICLE I.

The name of the corporation is:  Artio Global Investors Inc. (the “Corporation”).

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 in the county of New Castle.  The name of the registered agent of the Corporation at such address is Corporation Service Company.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of Common Stock, each of which shall have a par value of $0.01 per share.

ARTICLE V.

In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors of the Corporation (the “Board”).

ARTICLE VI.

Elections of directors of the Corporation need not be by written ballot.

ARTICLE VII.

(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another person shall be indemnified and held harmless by the Corporation to the fullest extent permitted by applicable law.  The right to indemnification conferred in this ARTICLE VII shall also include, without limitation, the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by applicable law.  The right to indemnification conferred in this ARTICLE VII shall be a contract right.

(b) The Corporation may, by action of the Board, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board shall determine to be appropriate and authorized by applicable law.

(c) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another person against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under applicable law.

(d) The rights and authority conferred in this ARTICLE VII shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(e) Neither the amendment nor repeal of this ARTICLE VII, nor the adoption of any provision of this Second Amended and Restated Certificate of Incorporation or the by-laws of the Corporation, nor, to the fullest extent permitted by applicable law, any modification of law, shall eliminate or reduce the effect of this ARTICLE VII in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

(f) If the General Corporation Law of the State of Delaware is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.